Exhibit 12.1

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(671)	$(68,520)	$(28,627)	$10,811	$(48,049)	$6,752
Fixed charges	100,703	164,090	97,680	32,343	4,033	21
Amortization of capitalized interest	1,588	2,621	1,712	528	66	—
Capitalized interest	(25,957)	(7,311)	(47,225)	(23,813)	(3,942)	—

Earnings (loss) as adjusted	$75,662	$90,880	$23,540	$19,870	$(47,891)	$6,773

Fixed Charges
Interest expense	$72,935	$154,897	$49,827	$8,178	$56	$—
Capitalized interest	25,957	7,311	47,225	23,813	3,942	—
Amortization of debt financing costs	—	—	—	—	—	—
Portion of rental expense representative of the interest factor	1,811	1,882	627	353	35	21

Total fixed charges	$100,703	$164,090	$97,680	$32,343	$4,033	$21

Ratio of earnings to fixed charges (a)	—	—	—	—	—	322.53

(a)	For the six months ended June 30, 2012, and for the years ended December 31, 2011, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by approximately $25.0 million, $73.2 million, $74.5 million, $12.5 million and $51.9 million, respectively. For the year ended December 31, 2007, we had earnings, as defined, of approximately $6.8 million and essentially no fixed charges.